Exhibit 12.1

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated was as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Loss before income taxes	$(2,209,032)	$(746,348)	$(875,624)	$(284,636)	$(71,426)
Add: Fixed charges	655,415	275,077	183,054	129,096	43,614
Add: Amortization of capitalized interest	14,706	9,789	4,261	1,953	1,406
Subtract: Capitalized interest	(124,913)	(46,691)	(41,477)	(12,762)	(3,501)
Total losses	$(1,663,824)	$(508,173)	$(729,786)	$(166,349)	$(29,907)

Fixed Charges:
Interest expense	$471,259	$198,810	$118,851	$100,886	$32,934
Capitalized interest	124,913	46,691	41,477	12,762	3,501
Interest factor in rental expense (1)	59,243	29,576	22,726	15,448	7,179
Total fixed charges	$655,415	$275,077	$183,054	$129,096	$43,614
Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1)	Determined using an assumed interest factor of 33% of rental expense

(2)

Earnings were inadequate to cover fixed charges by $2.32 billion, $783.3 million, $912.8 million, $295.4 million and $73.5 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.